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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35630

Hi-Crush Inc.

(Exact name of registrant as specified in its charter)

1330 Post Oak Blvd., Suite 600, Houston, Texas 77056 (713) 980-6200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common units representing limited partner interests of Hi-Crush Partners LP

(Title of each class of securities covered by this Form)

Common stock, par value $0.01 per share, of Hi-Crush Inc.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐
Rule 15d-22(b)	☐

Explanatory Note: Effective at 4:01 p.m. (Eastern Time) on May 31, 2019 (the “Effective Time”), Hi-Crush Partners LP (the “Partnership”) converted from a Delaware limited partnership to a Delaware corporation named Hi-Crush Inc. (the “Corporation”). At the Effective Time, (i) each Partnership common unit (“Common Unit”) outstanding immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Corporation. This Form 15 is being filed solely in connection with the deregistration under the Securities Exchange Act of 1934 of the applicable classes of securities of the Partnership and does not affect the continued registration under the Securities Exchange Act of 1934 of the applicable classes of securities of the Corporation.

Approximate number of holders of record as of the certification or notice date: Common Units: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Hi-Crush Inc. has caused this notification to be signed on its behalf by the undersigned duly authorized person.

HI-CRUSH INC.

Date:	June 11, 2019	By	/s/ Mark C. Skolos
Name: Mark C. Skolos
Title: General Counsel, Chief Compliance
Officer and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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